UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ContraFect Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

212326102
(CUSIP Number)

July 22, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 4,255,576 shares (1)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 4,255,576 shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,255,576 shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.99% (1)
12	Type of Reporting Person (See Instructions) PN (Partnership)

(1) Does not include additional shares of common stock issuable upon the exercise of warrants which contain a blocker provision which currently provides that the warrant may be exercised only to a point where the holder, together with its affiliates and any other person or entity acting as a group, would beneficially own a maximum of 9.99% of the Issuer’s outstanding shares of common stock (the “Blocker”). See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 4,255,576 shares (1)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 4,255,576 shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,255,576 shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.99% (1)
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1) Does not include additional shares of common stock issuable upon the exercise of warrants which contain the Blocker. See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 4,184,084 shares (1)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 4,184,084 shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,184,084 shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.99% (1)
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1) Does not include additional shares of common stock issuable upon the exercise of warrants which contain the Blocker. See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 4,184,084 shares (1)
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 4,184,084 shares (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,184,084 shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.99% (1)
12	Type of Reporting Person (See Instructions) IN (Individual)

(1) Does not include additional shares of common stock issuable upon the exercise of warrants which contain the Blocker.  See Item 4 below.

Item 1.

(a)	Name of Issuer
ContraFect Corporation
(b)	Address of Issuer’s Principal Executive Offices
28 Wells Avenue, 3rd Floor Yonkers, New York 10701

Item 2.

(a)	Name of Person Filing
Cormorant Global Healthcare Master Fund, LP Cormorant Global Healthcare GP, LLC Cormorant Asset Management, LLC Bihua Chen
(b)	Address of Principal Business Office or, if none, Residence
200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship
Cormorant Global Healthcare Master Fund, LP - Cayman Islands Cormorant Global Healthcare GP, LLC - Delaware Cormorant Asset Management, LLC - Delaware Bihua Chen - United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number 212326102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Cormorant Global Healthcare Master Fund, LP – 4,255,576 shares (1)
Cormorant Global Healthcare GP, LLC – 4,255,576 shares (1)
Cormorant Asset Management, LLC - 4,184,084 shares (1)
 Bihua Chen - 4,184,084 shares (1)

(b)	Percent of Class
Cormorant Global Healthcare Master Fund, LP – 9.99% (1) Cormorant Global Healthcare GP, LLC – 9.99% (1) Cormorant Asset Management, LLC – 9.99% (1) Bihua Chen – 9.99% (1)
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LLC - 0 shares Bihua Chen - 0 shares
	(ii)	shared power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 4,255,576 shares (1)
Cormorant Global Healthcare GP, LLC – 4,255,576 shares (1)
Cormorant Asset Management, LLC - 4,184,084 shares (1)
 Bihua Chen - 4,184,084 shares (1)

	(iii)	sole power to dispose or to direct the disposition of
Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LLC - 0 shares Bihua Chen - 0 shares
	(iv)	shared power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 4,255,576 shares (1)
Cormorant Global Healthcare GP, LLC – 4,255,576 shares (1)
Cormorant Asset Management, LLC - 4,184,084 shares (1)
 Bihua Chen - 4,184,084 shares (1)

*** Shares reported herein for Cormorant Asset Management, LLC represent shares which are beneficially owned by Cormorant Global Healthcare Master Fund, LP (the “Fund”), as reported herein, and shares which are beneficially owned by a managed account (the “Account”).  Cormorant Global Healthcare GP, LLC serves as the general partner of the Fund, and Cormorant Asset Management, LLC serves as the investment manager to both the Fund and the Account.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC and Cormorant Asset Management, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
(1) Does not include additional shares of common stock issuable upon the exercise of warrants which contain a blocker provision which currently provides that the warrant may be exercised only to a point where the holder, together with its affiliates and any other person or entity acting as a group, would beneficially own a maximum of 9.99% of the Issuer’s outstanding shares of common stock (the “Blocker”).  The Blocker may be waived by the holder of the warrant upon at least 61 days’ prior notice to the Issuer.    If not for the Blocker, the reporting persons would own in excess of 9.99% of the Issuer’s outstanding shares of common stock.  The Fund beneficially owns: 3,196,827 shares of common stock, warrants (not subject to the Blocker) to purchase 99,586 shares of common stock, and warrants (subject to the Blocker) to purchase 2,494,500 shares of common stock.  The Account beneficially owns: 644,139 shares of common stock, warrants (not subject to the Blocker) to purchase 18,617 shares of common stock, and warrants (subject to the Blocker) to purchase 505,500 shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
August 1, 2016

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
 its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen